FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 14, 2006 regarding extraordinary items on unconsolidated basis in fiscal 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: April 18, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Post Extraordinary Items on Unconsolidated Basis in Fiscal 2005

TOKYO, Japan, April 14, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it plans to post certain extraordinary items on unconsolidated basis for fiscal 2005, ended March 31, 2006.

Hitachi plans to post extraordinary gains on the sale of subsidiary and affiliated company shares, and the sale of investments in securities and the sale of real property as a part of effective asset management.

As a result, Hitachi will post extraordinary gains of approximately 27.1 billion yen for the sale of subsidiary and affiliated company shares, approximately 18.6 billion yen for the sale of investments in securities and approximately 11.6 billion yen for the sale of unused real property.

Also, Hitachi will post an extraordinary loss of approximately 56.4 billion yen for impairment loss on certain subsidiary and affiliated company shares and investments.

Hitachi expects that such extraordinary items will not significantly affect on the company’s unconsolidated basis business result for fiscal 2005.

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